UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-36353

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Perrigo Company Profit-Sharing and Investment Plan
515 Eastern Avenue
Allegan, MI 49010

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Perrigo Company plc
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Perrigo Company Profit-Sharing and Investment Plan
(Name of Plan)

Date	June 29, 2017	/s/ Ronald L. Winowiecki
Ronald L. Winowiecki
Acting Chief Financial Officer
Perrigo Company plc

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule
Years Ended December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of the
Perrigo Company Profit-Sharing and Investment Plan
Allegan, Michigan

We have audited the accompanying statements of net assets available for benefits of the Perrigo Profit-Sharing and Investment Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule H, Line 4i - Schedule of Net Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Grand Rapids, Michigan
June 29, 2017

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits
December 31,	2016	2015

Investments, at fair value:
Mutual funds	$555,892,908	$541,339,123
Perrigo Company plc ordinary shares	41,975,578	80,447,288
Money market fund	44,020,390	42,497,707
Cash	—	147,776

Total investments, at fair value	641,888,876	664,431,894

Trades pending	(90,459)	(63,129)

Receivables:
Accrued income	8,476	7,407
Employer contributions	12,017,593	13,114,923
Notes receivable from participants	10,230,298	10,796,840
Employee contributions	—	994,755

Total receivables	22,256,367	24,913,925

Net assets available for benefits	$664,054,784	$689,282,690
See accompanying notes to financial statements.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Year ended December 31,	2016	2015

Additions
Contributions:
Participant	$29,269,855	$30,751,602
Employer	22,078,259	23,608,845
Interest from notes receivable from participants	435,714	458,344
Investment income (loss)	6,912,337	(11,453,777)
Total Additions	58,696,165	43,365,014
Deductions
Distribution of benefits to participants	59,801,853	52,420,760
Administrative fees	250,254	295,673
Total Deductions	60,052,107	52,716,433

Net decrease prior to transfer	(1,355,942)	(9,351,419)

Transfer of plan assets	23,871,964	—

Net Decrease	(25,227,906)	(9,351,419)
Net Assets Available for Benefits, beginning of year	689,282,690	698,634,109
Net Assets Available for Benefits, end of year	$664,054,784	$689,282,690
See accompanying notes to financial statements.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

1.    Plan Description

The following description of the Perrigo Company Profit-Sharing and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document or Plan summary for a more complete description of the Plan's provisions.

General

Perrigo Company plc (formerly known as Perrigo Company Limited, and prior thereto, Blisfont Limited) ("Perrigo"), was incorporated under the laws of Ireland on June 28, 2013, and became the successor registrant of Perrigo Company on December 18, 2013 in connection with the consummation of the acquisition of Elan Corporation, plc. The Plan Sponsor is Perrigo Company. The Plan is a defined contribution plan in which substantially all U.S. employees of Perrigo Company, Perrigo Management Company, L. Perrigo Company, Perrigo Company of South Carolina, Perrigo Sales Company, Perrigo Research and Development, Perrigo Pharmaceuticals, Perrigo New York, Inc., PBM Holdings, LLC., Paddock Laboratories, LLC, Perrigo Diabetes Care, LLC, Geiss Destin and Dunn, Inc. and Sergeant's Pet Care Products, Inc. (collectively, the "Company" or "Employer") are eligible to participate. The minimum term of service for employees to participate in the Plan is one month of service, which means a consecutive 30-day period of employment beginning with the employee's date of hire. Plan entry dates are at the beginning of each payroll period after the minimum term requirements are satisfied.

The Plan has an automatic enrollment feature that begins with an initial pre-tax contribution rate of 4% of a participant's eligible compensation, as defined in the Plan document, and is invested in the MFS Global Total Return Fund. Automatic enrollment occurs on or around the date that the employee becomes eligible to participate, as defined above. The automatic enrollment percentage increases annually by 1% up to a maximum deferral percentage of 10%. Prior to automatic enrollment, employees may elect to opt out from participating in the Plan, or they may elect to defer more or less than the 4% automatic elective deferral as well as choose their own investment allocations offered by the Plan.

The Plan conforms to the safe harbor provisions of Sections 401(k) and 401(m) of the Internal Revenue Code ("IRC"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by the Retirement Plan Committee (the "Committee").

Contributions

A participant may elect to defer, in whole percentages, an amount between 1% and 50% of eligible compensation, not to exceed Internal Revenue Service ("IRS") limitations for the Plan year. The total IRS limit was $18,000 for the 2016 and 2015 Plan years. In addition, participants who are at least 50 years of age by the end of a Plan year may elect to make an additional "catch up" contribution, not to exceed the IRS limit of $6,000 for the 2016 and 2015 Plan years. Participants may also make a Roth contribution on an after-tax basis.

The Company matches employee contributions per Plan year at the rate of 100% of the first 2% of employee contributions and 50% of the next 2% of employee contributions. Matching contributions are effective upon meeting the 30-day service requirement and participation in the Plan. The Company has the right under the Plan to reduce or suspend such contributions at any time.

In accordance with the safe harbor provisions, the Plan includes an annual Employer nonelective contribution of 3% of an employee's eligible compensation, as defined in the Plan document. In addition, the Company may make a discretionary contribution at the option of the Board of Directors of Perrigo. Employees are eligible as of their date of hire to receive these Employer nonelective and discretionary contributions, which are deposited in the eligible employee's investment account after the end of each Plan year. The Employer nonelective and discretionary contribution amounts approved for the 2016 and 2015 Plan years were $11,824,144 and $12,480,529, respectively.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of Employer matching, Employer discretionary and nonelective profit-sharing contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Currently, the Plan offers mutual funds, a money market fund, and Perrigo's ordinary shares as investment options for Plan participants. Participants elect which of these investment options meet their risk and return objectives.

Vesting

Amounts credited to a participant's investment account relating to participant contributions and Employer matching and profit-sharing contributions are 100% vested at all times.

Notes Receivable from Participants

Participants may borrow from their investment accounts, as defined in the Plan document, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by an equivalent amount in the remaining portion of the participant's salary deferral account and rollover accounts. All loans must be repaid within five years, except for loans used to acquire or rehabilitate a principal residence, which must be repaid within a reasonable time. Interest rates ranged from 4.25% to 10.5% on outstanding loans at December 31, 2016. The loans are repaid ratably through payroll deductions. Participant loans are valued at their unpaid principal balance plus any accrued but unpaid interest. The interest earned on participant loans is allocated to the respective funds, in accordance with participant elections.

Withdrawals

Subject to certain restrictions as set forth in the Plan document, a participant may make a hardship withdrawal from his or her account balance during employment. This hardship withdrawal is subject to 10% federal income tax penalty, and the participant cannot make elective deferrals for six months following the hardship withdrawal. A participant may also elect to make a standard withdrawal, provided that the participant has reached 59 and one half years of age, even if the participant is still employed.

Payment of Benefits

Upon termination of service, participants may elect to receive either a lump-sum amount equal to the value of their vested account or installments. Participants may also elect to transfer their account balance into another qualified retirement plan, or postpone distributions until such time they are required.

Forfeitures

There were no forfeited non-vested amounts in the 2016 or 2015 Plan years.

Administrative Expenses

The Company pays the administrative costs of the Plan associated with any professional services provided to the Plan and the cost of communications to the participants. Administrative expenses such as loan administration and some withdrawal fees are deducted directly from the participants' accounts.

2.    Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

Participants in the Plan invest in various investment securities. Investment securities, including Perrigo's ordinary shares, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Concentration of Investments

Investments at December 31, 2016 and 2015 included Perrigo ordinary shares amounting to $41,975,578 and $80,447,288, respectively. This investment represented approximately 7% and 12% of total investments at December 31, 2016 and 2015, respectively. A significant decline in the market value of Perrigo ordinary shares has affected the net assets available for benefits. The quoted market value of Perrigo ordinary shares decreased by 42.5% from December 31, 2015 to December 31, 2016, and an additional 10.3% from January 1, 2017 to June 27, 2017.

Investment Valuation and Income Recognition

Investment purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year. The Plan's investments are stated at fair value. See Note 4 for a discussion of fair value measurements.

Payment of Benefits

Distributions of benefits are recorded when paid.

Recently Issued Accounting Pronouncements

Auditing Standards Update ("ASU") 2015-12, Plan Accounting, reduces complexity in employee benefit plan financial reporting and disclosure requirements. Upon adoption of the standard, plans are no longer required to: measure fully benefit-responsive investment contracts at fair value, disaggregate investments by nature, risks and characteristics, and disclose individual investments that represent five percent or more of net assets available for benefits or disclose net appreciation or depreciation for investments by general type. This update is effective for annual and interim periods beginning after December 15, 2015 with early adoption permitted. The management of the Plan Sponsor adopted this ASU early for the year ended December 31, 2015.  Other than the elimination of the above noted disclosures, the early adoption did not have a material impact on the financial statements.

3.    Assets in Trust Fund

Vanguard Fiduciary Trust Company ("Vanguard") is the Plan's Trustee. The Trustee manages the trust fund on behalf of the Plan. The Trustee has no discretionary investment authority over the investment options made available to participants under the Plan, including the investments in Perrigo's ordinary shares. Each participant is entitled to exercise voting rights attributable to the Perrigo ordinary shares allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required,

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

4.    Investments

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset. The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan's investments:

Mutual funds and money market fund: Valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan and are classified as Level 1 investments.

Perrigo Company plc ordinary shares: Valued at the closing price reported on the active market on which the security is traded and is classified as a Level 1 investment.

The Plan's valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between Level 1 and Level 2 investments during the 2016 and 2015 Plan years.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

The tables below set forth by level within the fair value hierarchy the Plan's investments.

	Fair Value Measurements

December 31, 2016	Level 1	Level 2	Level 3	Total

Mutual funds	$555,892,908	$—	$—	$555,892,908
Perrigo Company plc ordinary shares	41,975,578	—	—	41,975,578
Money market fund	44,020,390	—	—	44,020,390
Cash	—	—	—	—

Investments, at fair value	$641,888,876	$—	$—	$641,888,876

	Fair Value Measurements

December 31, 2015	Level 1	Level 2	Level 3	Total

Mutual funds	$541,339,123	$—	$—	$541,339,123
Perrigo Company plc ordinary shares	80,447,288	—	—	80,447,288
Money market fund	42,497,707	—	—	42,497,707
Cash	147,776	—	—	147,776

Investments, at fair value	$664,431,894	$—	$—	$664,431,894

5.    Related Party Transactions

The trustee of the Plan, Vanguard, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fees paid to Vanguard were $250,254 and $295,673 in 2016 and 2015, respectively. The Plan also invests in Perrigo ordinary shares, therefore these transactions qualify as party-in-interest transactions. Such transactions are exempt from being prohibited transactions.

6.    Plan Termination

Although the Company has not expressed any intent to do so, it has the right to reduce or suspend contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

7.    Income Tax Status

Effective January 1, 2016, the Plan adopted a prototype plan document sponsored by the Vanguard Fiduciary Trust Company. The Vanguard Fiduciary Trust Company received an opinion letter from the Internal Revenue Service, dated May 28, 2014, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code. The Plan itself has not received a determination letter from the Internal Revenue Service. However, the Committee and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________________________________

8.    Transfer of Plan Assets

The Company completed the sale of its U.S. Vitamin, Minerals, and Supplements business to International Vitamin Corporation ("IVC") in 2016. In relation to this divestiture, a portion of the Plan's assets were transferred to the IVC 401(k) Plan during the 2016 Plan year. The total amount transferred was $23,429,022 which was settled on October 3, 2016. In addition, $442,942 of participant loans were also transferred to the IVC 401(k) Plan.

9.    Subsequent Events

Effective January 1, 2017, the Plan was amended so that participants are no longer permitted to invest more than 20% of their total account balance in the Perrigo Company plc Stock Fund.

•If more than 20% of a participant's account is invested in the Perrigo Company plc Stock Fund as of
January 1, 2017, the amount in excess of the 20% limit shall be grandfathered.

•Upon initial enrollment in the Plan, participants may direct no more than 20% of their account to be invested in the Perrigo Company Stock Fund.

•Future allocation changes and exchanges into the Perrigo Company plc Stock Fund are limited to
20% of each participant's account.

•Rollovers are not permitted directly into the Perrigo Company plc Stock Fund.

•Any future contributions and/or loan repayments that would exceed the Plan's 20% limit on investment to the Perrigo Company plc Stock Fund will be redirected to the Plan's Qualified Default Investment
Alternative, currently MFS Global Total Return Fund Class R6.

The Company completed the sale of its Animal Health pet treats plant on February 1, 2017. In relation to this divestiture, a portion of the Plan's assets were distributed to the affected participants during the 2017 Plan year. The total amount distributed was $302,735.

Perrigo has registered the interests under the Plan, as well as ordinary shares in which Plan participants may acquire a beneficial interest, pursuant to a Registration Statement on Form S-8 filed on December 19, 2013 (the “Registration Statement”). Perrigo has determined that, from May 1, 2017 through May 30, 2017 (the “Purchase Period”), the prospectus related to the Registration Statement did not satisfy the requirements of Section 10(a) of the Securities Act of 1933 because the financial statements included therein were more than 16 months old. On May 22, 2017, Perrigo filed its Annual Report on Form 10-K for the year ended December 31, 2016, and on May 30, 2017, Perrigo filed its Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2017. The filing of these reports automatically updated the prospectus. Plan participants who invested in the Perrigo Company Stock Fund during the Purchase Period may have a right to rescind their purchases and require Perrigo to repurchase those shares for an amount equal to the purchase price of the shares, plus interest from the date of purchase. Perrigo is in the process of identifying, and intends to notify, affected participants. The federal statute of limitations applicable to securities rescission rights is generally one year from the date of acquisition of the security. The Plan Administrator does not believe that the resolution of this matter will have a material impact on the financial statements of the Plan.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Schedule H, Line 4i - Schedule of Net Assets (Held at End of Year)

EIN: 38-2799573
Plan Number: 003

December 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including Shares, Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value

	Money market fund
*	Vanguard Federal Money Market Fund	44,020,390	shares	**	$44,020,390

	Mutual funds
0	Baird Core Plus Bond Fund; Institutional Class	5,540,672	shares	**	61,113,610
	MFS Global Total Return Fund; Class R5	9,674,880	shares	**	155,088,334
	Harbor Capital Appreciation Fund; Institutional Class	922,939	shares	**	52,284,493
	PIMCO Global Bond Fund (Unhedged); Institutional Class	860,906	shares	**	7,711,255
	JP Morgan Mid Cap Value Fund; Institutional Shares	160,248	shares	**	5,833,039
	Prudential Jennison Mid Cap Growth Fund; Class Q	80,183	shares	**	2,844,904
	Target Small Capitalization Value Portfolio; Class T	152,512	shares	**	3,294,265
	Neuberger & Berman Genesis Fund; Class R6	469,986	shares	**	26,657,625
	Harbor International Fund; Institutional Shares	525,116	shares	**	30,672,043
	Janus Triton Fund; Class N	51,993	shares	**	1,243,150
	Columbia Acorn International Fund; Class Y	144,250	shares	**	5,484,389
	Columbia Acorn International Fund; Class Z	93,060	shares	**	3,512,098
*	Vanguard Inflation-Protected Securities Fund; Inst'l Shares	778,263	shares	**	8,078,371
*	Vanguard Institutional Index Fund	374,622	shares	**	76,359,190
*	Vanguard Mid-Cap Index Fund; Institutional Shares	134,219	shares	**	4,830,534
*	Vanguard Small-Cap Index Fund; Institutional Shares	45,495	shares	**	2,810,218
*	Vanguard Total Bond Market Index Fund; Admiral Shares	1,451,846	shares	**	15,462,163
*	Vanguard Total International Stock Index Fund; Inst'l Shares	312,566	shares	**	30,787,737
*	Vanguard Equity Income Fund Admiral Shares	751,700	shares	**	51,393,716
	MFS Int'l Growth Fund; Class R5	398,921	shares	**	10,431,774
					555,892,908
	Ordinary shares
*	Perrigo Company plc ordinary shares	504,332	shares	**	41,975,578
	Total investments				641,888,876

*	Participant loans***	4.25% - 10.5%		—	10,230,298

	Total				$652,119,174
* A party-in-interest as defined by ERISA.
** The cost of participant-directed investments is not required to be disclosed.
*** Inclusive of outstanding deemed distributions.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

EXHIBIT INDEX

Exhibit Number    Description

23    Consent of BDO USA, LLP